Mail Stop 4561

December 18, 2008

VIA USMAIL and FAX (702) 921 - 5158

Ms. Stacy M. Riffe
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

> **Re:** **Desert Capital REIT, Inc.**
> **Form 10-K and 10-K/A for the year ended 12/31/2007**
> **Filed on 3/31/2008 and 4/14/2008**
> **File No. 000-51344**

Dear Ms. Stacy M. Riffe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Taxable Income, page 25 and Adjusted Earnings, page 26

1.   Please explain to us the difference between the non-GAAP financial measures presented on page 26 (Adjusted Earnings) and page 25 (Taxable Income). It is

unclear why you have presented the measure Adjusted Earnings as it appears this measure is presented for the same purpose as REIT Taxable Income (i.e. the determination of distributable earnings). Please advise.

2.   Since you use Adjusted Earnings to evaluate performance, tell us how each of your adjustments to net income are in compliance with Item 10(e)(ii)(B) of Regulation S-K. Explain to us how your presentation meets all the disclosure requirements of Question eight of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Lastly, you state this measure shows adjustments that do not impact your daily operations. Since you are in the business of investing in mortgage loans, it is unclear why such items as provision for loan losses, impairment on investments, etc. would not be material to an investor in assessing your performance.

Item 9A – Controls and Procedures, page 52

3.   Please explain to us in greater detail the nature of the material weakness identified in your disclosure and the impact the material weakness had on the financial statements.

Form 10-K/A 1 filed April 14, 2008

Note 3 – Mortgage Investments, page 9

4.   Tell us what consideration was given to showing the amount of your provision for loan losses segregated by loan type.

Note 5 – Commitments and Related Parties, page 12

5.   We note that you sold a nonperforming loan to a related party, provided 100% financing on the sale, and recognized no gain or loss on the sale. Please explain to us the terms of the sale and financing, including any recourse provisions. Also, tell us whether any impairment was recognized on the loan before the sale and the basis for your determination.

Note 6 – Acquisitions and Divestitures, page 13

6.   We note your disclosures in the 2008 Forms 10-Q that indicate that Consolidated Mortgage ("CM") is not presented as discontinued operations, because CM continues to originate and service loans for you and shares certain members of your management team. Please explain to us how the continuing activities, cash flows and sharing of management team between both entities after the disposal

transaction meet the nature and significance criterion of EITF 03-13 for not presenting discontinued operations.

7.   Please explain to us how you considered the guidance in SAB Topic 5:E in your determination of whether a sale occurred and recognition of gain was appropriate.

8.   We note on page four of the Form 10-K that the value assigned to your common stock received in the transaction was based on your then current offering price at the time of the transaction. Given that no trading market has ever existed for your common stock, please clarify how you determined that your then current offering price was a valid indicator of its fair value. In your response, please tell us the date, volume, counterparties and terms of your sales of common stock on which you based your valuation.

9.   Please clarify whether or not you have obtained independent valuations of the assets exchanged, contemporaneous with the transaction, that substantiate their value.

10.   Please tell us whether the termination of the prior advisory and management agreements had an accounting consequence and the basis for your determination. In your response, please explain the termination provisions of the terminated agreements and how you considered them in your determination.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla at (202) 551 – 3414 or me at (202) 551 - 3413 if you have questions regarding these comments.

Sincerely,

Cicely LaMothe
Branch Chief